Filed pursuant to Rule 424(b)(5)

Registration No. 333-279035

PROSPECTUS SUPPLEMENT

(To prospectus dated May 8, 2024)

INTERACTIVE STRENGTH INC.

Up to $10,040,615

Common Stock

This prospectus supplement amends, supplements and supersedes certain information contained in the prospectus supplement dated May 17, 2024, as amended, supplemented and superseded by the prospectus supplement dated May 23, 2024, and its accompanying prospectus dated May 8, 2024 (collectively, the “May Prospectus”), relating to the offer and sale of our common stock, par value $0.0001 per share (the “Common Stock”) through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of May 17, 2024 (the “Sales Agreement”).

Information in this prospectus supplement reflects a one for forty (1-for-40) reverse stock split of our common stock, which was effected on June 14, 2024.

From May 17th through July 25th, 2024 we have sold securities with a value of $418,836.71 pursuant to the Sales Agreement.

As of July 25, 2024, the aggregate market value of our outstanding Common Stock held by non-affiliates, or public float calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $34,378,366, based on 4,012,208 shares of outstanding Common Stock as of July 25, 2024, of which 16,582 shares were held by affiliates, and a price of $8.604 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market on May 29, 2024.

We have sold securities with a value of $1,418,837.03 pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement.

We are filing this prospectus supplement to amend the May Prospectus to update the amount of shares we are eligible to sell under our Registration Statement. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $10,040,615 from time to time through Wainwright. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month calendar period so long as our public float remains below $75.0 million.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 25, 2024.